TEXTMUNICATION HOLDINGS, INC.
1940 CONTRA COSTA BOULEVARD
PLEASENT HILL, CA, USA 94523

Via EDGAR

July 16, 2014

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:       Maryse Mills-Apenteng, Special Counsel

Re:         Textmunication Holdings, Inc.
Registration Statement on Form S-1
Filed June 6, 2014
File No. 333-196598

Dear Mr. Mills-Apenteng:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated July 3, 2014 by Maryse Mills-Apenteng, Special Counsel of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Textmunication Holdings, Inc.

By:	/s/ Wais Asefi
Wais Asefi
Chief Executive Officer